UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Adams Respiratory Therapeutics, Inc.
(Name of Subject Company (Issuer))
Twickenham Inc.
an indirect, wholly-owned subsidiary of Reckitt Benckiser Group plc
(Names of Filing Person (Offerors))
Common Stock, $.01 par value per share
(Title of Class of Securities)
00635P107
(CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Shares)

ANDREW BALDRY
RECKITT BENCKISER GROUP PLC
103-105 BATH ROAD
SLOUGH
BERKSHIRE SL1 3UH
UNITED KINGDOM
+44 (0)1753 217800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Neil Goodman, Esq.
Richard Baltz, Esq.
Arnold & Porter LLP
555 12th Street, NW
Washington, DC 20004
Telephone: (202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable

Form or Registration No.:	Not applicable

Filing Party:	Not applicable

Date Filed:	Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

final transcript thomson streetevents rb.lreckitt benckiserplc merger announcement of adams respiratory therapeutics event date time dec. 10, 2007 9:30am et

FINAL TRANSCRIPT

Dec. 10. 2007 / 9:30AM, RB_.L - Reckitt Benckiser plc Merger & Acquisition Announcement Of Adams Respiratory Therapeutics

CORPORATE PARTICIPANTS

Bart Becht
Reckitt Benckiser plc - CEO

CONFERENCE CALL PARTICIPANTS

Martin Deboo
- Analyst

Martin Dolan
Execution Ltd. - Analyst

Celine Pannuti
JPMorgan Chase & Co. - Analyst

Andy Baker
- Analyst

Michael Steib
Morgan Stanley - Analyst

Angela Larson
Susquehanna Financial Group/SIG - Analyst

Jeremy Fialko
ABN - Analyst

Joran Canna
Bloomberg - Analyst

Graham Jones
Panmure Gordon - Analyst

David Jones
Reuters - Analyst

PRESENTATION

Operator

Good afternoon ladies and gentlemen and welcome to the Reckitt Benckiser announcement hosted by Bart Becht. My name is Clementine and I will be your coordinator for today's conference. For the duration of the call, you will be on listen only. However, at the end of the call, you will have the opportunity to ask questions. (OPERATOR INSTRUCTIONS). I will now hand you over to Bart Becht to begin today's conference.

Bart Becht - *Reckitt Benckiser plc - CEO*

Thank you. Good afternoon and welcome to this conference call on the acquisition of Adams Respiratory Therapeutics which we announced earlier today. I will make some preliminary remarks, and then I will be happy to take your questions. Colin Day, CFO, is on the call from Brazil; and Bill Mordan, our U.S. Legal Counsel, is also on the call from the US.

Before we begin discussing the Adams acquisitions, our U.S. lawyers have advised us that we make the following statement. This call will contain certain forward-looking statements including the expected timetable for completing the proposed transaction between Reckitt Benckiser and Adams, the benefits of the transaction, future earnings and growth. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking

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FINAL TRANSCRIPT

Dec. 10. 2007 / 9:30AM, RB_.L - Reckitt Benckiser plc Merger & Acquisition Announcement Of Adams Respiratory Therapeutics

statements. Factors that could cause actual results to differ materially include, among others, the risk factors set forth under Adams' most recent SEC filings and the filings of Reckitt Benckiser Group plc.

So why Adams? Principally for two reasons. First, it's a very good strategic fit; and second, it's financially attractive to Reckitt Benckiser shareholders. On the strategic fit, Adams gives us an excellent platform for entering the U.S. consumer health care market with a strong, clean and rapidly growing brand portfolio. Over 80% of Adams' business is Mucinex, the fastest-growing market leader in the U.S. cough remedy market. Behind the success of this brand, Adams has grown its net revenues from $14 million in 2003 to $332 million in fiscal 2007. It also adds to Reckitt Benckiser's portfolio a new power brand in Mucinex, the cough and congestion remedy which has a unique patent protected delivery system. This patent protected delivery system supports the brand's unique efficacy claim to superior extended expectorant relief. Because of this, Mucinex not only has further growth potential in the U.S., but also has from 2010 onwards clear international rollout potential.

On the financial attractiveness, Adams represents a substantial net revenue opportunity and attractive margins. The net revenue growth opportunity is based on the potential of Mucinex in the U.S. behind its patent protected superior efficacy and its pipeline of new initiatives and also because of its (technical difficulty) rollout potential. The attractive margins are shown by the opportunity over the next three years, including synergies, to make the operating margins on the Adams business similar to what we just achieved on BHI.

Next, the business has the potential to double in size compared to its fiscal 2007 base by the year 2012 at merchants that are well above the Reckitt Benckiser company average. We have already shown with the acquisition of Boots Healthcare International, or BHI, that we can generate shareholder value in consumer health care. We believe Adams fits well with our stated strategy and represents another attractive opportunity for our shareholders.

I am now ready to take your questions.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). [Martin Deboo].

Martin Deboo - - *Analyst*

Two questions, please. Can you just give us your take on the status of I think what's known as the 252 patterns around guaifenesin, and particularly the actions we've seen with Mutual and what seems to be an impending action with Perrigo? And just give us your take on how defensible you feel this patent is.

And secondly, you mentioned the synergies. The consensus and this forecast on Adams in the U.S. seem to show margins rising to about 30% levels by 2010. Could you comment on how you see value creation in the light of what seems to be an underlying improvement anyway in the business?

Bart Becht - *Reckitt Benckiser plc - CEO*

On the patent protection, there are principally on the Mucinex brands two situations. One is the base products and the other ones are the combination products. We believe that there is intellectual property protection on the base product until 2012, and on the combination products until 2020, with an increasing part of the business being done over time by the combination products. So net, we believe there is [and] basically solid or is not to say very good protection on the entire franchise until 2012, and on a large part the franchise until 2020.

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FINAL TRANSCRIPT

Dec. 10. 2007 / 9:30AM, RB_.L - Reckitt Benckiser plc Merger & Acquisition Announcement Of Adams Respiratory Therapeutics

Needless to say I don't have to remind you that the strength of the business is not just based on patents. It is the creation of a brand which has taken place here over the last four years. And clearly, even beyond the expiration of its patent protection, we will still have a very strong brand that is very capable of competing in the marketplace.

With respect to the margins, we believe that over a period of three years this business has the potential to achieve margins similar to what we achieved on the Boots Healthcare International business in its third year of operation, which was in the mid 30s. And that's all I can (technical difficulty).

Martin Deboo - - *Analyst*

Sorry, Bart, I lost you there at my end. It may be my problem. You can hear me, can you?

Bart Becht - *Reckitt Benckiser plc - CEO*

I can hear you.

Martin Deboo - - *Analyst*

Sorry, something went wrong there, but I got the gist. So you're talking mid 30s? Bart, can I just ask a follow-up, please? Just to make sure I've understood it, the arrangement with Mutual is that they cannot introduce a generic product until 2012. Is that correct?

Bart Becht - *Reckitt Benckiser plc - CEO*

That's correct.

Martin Deboo - - *Analyst*

And unless someone else gets one through and then there seems to be some sort of bringing forward clause, as I understand it. But by default, it's 2012?

Bart Becht - *Reckitt Benckiser plc - CEO*

That's correct.

Martin Deboo - - *Analyst*

Okay, thanks for that. Okay, that's it, Bart, thank you.

Operator

Martin Dolan.

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FINAL TRANSCRIPT

Dec. 10. 2007 / 9:30AM, RB_.L - Reckitt Benckiser plc Merger & Acquisition Announcement Of Adams Respiratory Therapeutics

Martin Dolan - *Execution Ltd. - Analyst*

Good afternoon, Bart, it's Martin Dolan from Execution. Just a couple of quick ones. Freshly, is there some reason why you cannot bring the brand international until 2010? And secondly, I presume the patent is on the drug delivery system, rather than the actual ingredient, guaifenesin, which is pretty much a generic at this stage. Is that correct?

Bart Becht - *Reckitt Benckiser plc - CEO*

The latter part is correct. It is on the drug delivery system that the protection -- where the protection lies. In terms of the 2010, you're also correct there. This has to do with regulatory filings, and so it cannot be brought forward.

Martin Dolan - *Execution Ltd. - Analyst*

Okay, thank you. One more if I can. Do you expect any big uplift in sales following the November expiry of the unapproved prescription products which the FDA has ruled against?

Bart Becht - *Reckitt Benckiser plc - CEO*

I think the business already has seen a benefit of that this year, and it is believed that the business will continue to see a benefit of this next year in 2008 and potentially even in 2009.

Martin Dolan - *Execution Ltd. - Analyst*

Great, thank you.

Operator

Celine Pannuti.

Celine Pannuti - *JPMorgan Chase & Co. - Analyst*

My first question is about the synergies. Can you explain where the synergies come from? And if you could as well, let me know in terms of the history of Adams' business since (inaudible) profitability was around the 30% level a couple of years ago, and then [deep] in 2007 if you could explain that as well. And on the second point, my second question, you talk about cross-selling opportunities to roll out potentially the Mucinex brand internationally. Could you talk about what you could do in terms of taking some of your Reckitt Benckiser (inaudible) brand into the U.S.? Thank you.

Bart Becht - *Reckitt Benckiser plc - CEO*

The history of the business in terms of the financials are well-documented clearly in the 10-K filings. The 2007 financials reflect clearly heavy investment in the business in particular on the Mucinex brands. Also [it] reflects clearly the acquisition which is well-known of Delsym into the portfolio, plus a number of one-off charges which are also reflected in the 10-K relating to the manufacturing facility. All of those are well-documented and they are all basically in published data.

In terms of the margins and synergies, the synergies you can very easily calculate by starting with the published financials and working your way to what I just said, a BHI margin which would be in the -- BHI type margin, which would be in the mid 30s. So the underlying synergies can be calculated. In terms of where they would come from, a large part of the synergies will come

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In terms of the U.S., principally our focus in the U.S. will be to continue with the very successful strategy Adams has employed over the last couple of years and to continue to build a franchise behind that. At this stage of the game, we have no basically plans to launch other brands, but clearly it’s early days and we will be revisiting this issue. Celine Pannuti — JPMorgan Chase & Co. — Analyst Maybe if I can add just a little one. Can you comment about the prescription business, whether this is something that you intend to develop or you just take what has already developed and may not necessarily look for other opportunity? I think that was one of the strategy of Adams’ management. Bart Becht — Reckitt Benckiser plc — CEO In terms of the prescription drug business, right now there are no basically drugs approved in the Rx sphere. Clearly, it is well-known, Adams is working on opportunities to have its technology extended into prescription drugs. But at this point in time, they are not FDA approved. So I’m really not going to comment on what the potential size of the opportunity might be. Celine Pannuti — JPMorgan Chase & Co. - Analyst Thank you. Operator Andy Baker. Andy Baker — - Analyst Let me start off by apologizing for not having a better handle on what the Reckitt Benckiser vision is. Are you going to be able to use the patented technology, the Mucinex patented delivery system on any of your current products, specifically perhaps your cold and flu business, (inaudible), or any future products? And would that be just in the U.S., in the UK, or worldwide. What’s the extent of that patent? Bart Becht - Reckitt Benckiser plc — CEO None of that has been assessed at this point in time. Andy Baker — - Analyst Okay. Fair enough. And then if I could just take another tack. In terms of the approval process to get this transaction completed, U.S. antitrust approval and shareholder approval are the only requirements?

We didn’t get the whole statement, but I think what you were saying is that what we need to have is antitrust and shareholder approval in order to complete the transaction. In principal, that is correct. Andy Baker — - Analyst Okay, thank you. Operator Michael Steib. Michael Steib — Morgan Stanley — Analyst Good afternoon, Michael Steib from Morgan Stanley. One question on the distribution of the Adams products. Is that mostly through the grocery channel in the U.S. currently? Bart Becht — Reckitt Benckiser plc — CEO No, the distribution typically in the U.S. of OTC drugs takes place through drug channel, mass merchandisers, followed by grocery stores, which are all channels in which we already compete in today. Michael Steib - Morgan Stanley — Analyst Okay, thanks. Operator Angela Larson. Angela Larson — Susquehanna Financial Group/SIG — Analyst Congratulations on a nice strategic fit. I was hoping you could give us a little bit of color about how long you’ve been looking to enter the US market and how many opportunities you evaluated before choosing Adams. Bart Becht — Reckitt Benckiser plc — CEO I’m sorry, we have a standard policy of not commenting on M&A transactions or opportunities. Angela Larson — Susquehanna Financial Group/SIG — Analyst Thank you.

FINAL TRANSCRIPT

Dec. 10. 2007 / 9:30AM, RB_.L - Reckitt Benckiser plc Merger & Acquisition Announcement Of Adams Respiratory Therapeutics

Operator

Martin Dolan.

Martin Dolan - *Execution Ltd. - Analyst*

Just a quick question on pricing. If we look at generic guaifenesin pricing, it tends to be around $0.07 or $0.08 a tablet, whereas Mucinex tends to trade around $0.60 a tablet. Even if we normalize for dosage, it's about a 3-to-1 price differential. Should we expect that price differential to come down to that extent when the product comes off patent?

Bart Becht - *Reckitt Benckiser plc - CEO*

No. Just to be clear again, I don't want to speculate on what might happen to pricing in 2012 because that's a long ways away. But typically, branded products have substantial price premiums over private label or generic. That's true in households, personal care as well as health care. And the ratios that we have on our brands basically are not that different from the ones that you just quoted. And so we are talking about a brand here which will exist well beyond 2012. And therefore, there is very little reason to believe why we would adjust the price when private label is coming in.

Martin Dolan - *Execution Ltd. - Analyst*

Okay. And just to follow up on a previous question, you have no plans to add this Nurofen to change drug delivery times?

Bart Becht - *Reckitt Benckiser plc - CEO*

No, this impacts -- it does not impact any of our other brands, this opportunity.

Martin Dolan - *Execution Ltd. - Analyst*

Thank you very much.

Operator

Jeremy Fialko.

Jeremy Fialko - *ABN - Analyst*

Just a quick question on management. Are any of the senior management going to be staying for a transitional period or even permanently post completion of the acquisition?

Bart Becht - *Reckitt Benckiser plc - CEO*

That is all basically subject to discussions. As we speak, there are Reckitt Benckiser people at the Adams Company to have discussions about this specific topic. Clearly, there is still quite a bit that needs to be done for the transaction to fully clear from an antitrust and a shareholder point of view, but we will be working very closely with Adams management to make sure there is a smooth transition.

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Dec. 10. 2007 / 9:30AM, RB_.L - Reckitt Benckiser plc Merger & Acquisition Announcement Of Adams Respiratory Therapeutics

Jeremy Fialko - *ABN - Analyst*

Okay, thanks.

Operator

[Joran Canna].

Joran Canna - *Bloomberg - Analyst*

[Joran Canna], Bloomberg. You'll be paying more than six times sales compared to 3.6 times when you acquired the Boots unit two years ago. How can you can explain the difference in [Mildapo], and were there other companies interested in Adams?

Bart Becht - *Reckitt Benckiser plc - CEO*

I can't confirm who was interested in Adams or not, other than ourselves. In terms of what we paid for the Company, we believe it's very much justified by its substantial growth potential and the margins basically that this business can run at. Like I said, we believe it has the potential to double in size from a net revenue point of view by 2012 compared to the 2007 fiscal year numbers at a margin which is in the mid-30s. So we believe based on the substantial growth potential from a net revenue and profit point of view that this is an attractive opportunity for our shareholders.

Joran Canna - *Bloomberg - Analyst*

Thanks.

Operator

Celine Pannuti.

Celine Pannuti - *JPMorgan Chase & Co. - Analyst*

Two questions. First, to come back on the question that was asked about the store distribution of Adams, is the brand now widely available in the U.S., or was the management of Adams still in the process of getting new dose for their products? My second question is, I would like if you could basically give us a bit of the assumption that underpins your forecast of doubling the business in the next five years. Obviously, there is international rollouts, but in the U.S., if you could articulate what is the growth of category and what kind of penetration in terms of market share gain you're expecting with the new categories that you are expecting to [concur], and that's why you have as well these high growth expectations?

Bart Becht - *Reckitt Benckiser plc - CEO*

In terms of distribution, there is still some opportunity in the U.S., but limited. Adams as a company has done a good job considering their infrastructure in terms of building distribution, but there is probably under Reckitt Benckiser some further potential. I'm not going to give you a slice and dice of the growth potential. We do believe like I said that we can double the size of this business behind continued investment in the Mucinex franchise in the U.S, the rollout of its pipeline in the U.S., the international expansion and the rollout of pipeline initiatives internationally. And that is about as much as I can give you.

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FINAL TRANSCRIPT

Dec. 10. 2007 / 9:30AM, RB_.L - Reckitt Benckiser plc Merger & Acquisition Announcement Of Adams Respiratory Therapeutics

Celine Pannuti - *JPMorgan Chase & Co. - Analyst*

Thank you.

Operator

Graham Jones.

Graham Jones - *Panmure Gordon - Analyst*

Good afternoon, Bart, it's Graham Jones from Panmure Gordon. I just wanted to ask you, when you see the sort of (inaudible) crossover point, because if I sort of take your comments about sales doubling by 2012, so that's $660 million and apply a $0.35 margin to that, and also apply a 35% tax rate, that gets to about $150 million of no pats, and that's about 6.5% return on invested capital by 2012. Is that roughly what you're looking for, or am I missing anything in the calculation?

Bart Becht - *Reckitt Benckiser plc - CEO*

We can have a separate discussion about the details of the calculation, but we're looking at a crossover point around year five, which is very similar to what we had on the BHI transaction.

Graham Jones - *Panmure Gordon - Analyst*

Okay, thanks.

Operator

David Jones.

David Jones - *Reuters - Analyst*

David Jones from Reuters here. Two quick questions. You said the cost saving could easily be calculated. Could you not give us a figure for what the cost savings/synergies are going to be? And the second question was -- you talk about this $60 million restructuring. What's that to be used for? Are there going to be any job cuts there?

Bart Becht - *Reckitt Benckiser plc - CEO*

We're not allowed to basically give you details in terms of synergies because that would provide specific forward-looking statements which we're not allowed to provide. So we've done the best we can in terms of giving you an approximation on that. In terms of the restructuring charge of $60 million, about 80% of that is for cash, 20% is write-off. Some of that is for back office rationalization. But like I said before, a lot of the synergies will come from purchasing synergies. So some of it is for restructuring and write-offs of assets, and that's about all I can tell you.

Operator

We currently have no further questions. (OPERATOR INSTRUCTIONS).

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If there are no further questions, I have to make one additional comment. According to our U.S. lawyers, this presentation we just gave you is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Adams Respiratory Therapeutics, Inc. common stock has not commenced. Documents about the tender offers will the forthcoming. The tender offer statement as well as the solicitation and recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adams’ security holders at no expense to them. We are now going to end the call and I would like to thank you for attending it. Operator Thank you for joining today’s conference. DISCLAIMER Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2007, Thomson Financial. All Rights Reserved.
IMPORTANT INFORMATION
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Adams Respiratory, Inc. common stock discussed today has not commenced. At the time the offer is commenced, an indirect, wholly owned subsidiary of Reckitt Benckiser Group plc will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Adams will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adams’ security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.